SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 12, 2018

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

12 March 2018

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 9 March 2018 the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested under the Smith & Nephew Global Share Plan 2010.

1. FINAL VESTING ON 9 MARCH 2018 OF 2015 EQUITY INCENTIVE AWARDS MADE UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 9 March 2015. One third of the shares vested on 9 March 2016, a further third vested on 9 March 2017 and the final third vested on 9 March 2018. A minimum number of Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.  The number of shares acquired includes the dividend equivalent shares which participants receive on vested shares.

Name	Director/ Persons Discharging Managerial Responsibilities ("PDMR")	Number of Ordinary Shares acquired	Number of Ordinary Shares sold at £13.2565 per share	Shares Retained
Olivier Bohuon	Chief Executive Officer	13,497	6,367	7,130
Rodrigo Bianchi	PDMR	8,302	0	8,302
Bradley Cannon	PDMR	3,732	1,355	2,377
Elga Lohler	PDMR	3,145	1,354	1,791
Cathy O'Rourke	PDMR	2,617	914	1,703
Cyrille Petit	PDMR	5,725	2,701	3,024
Glenn Warner	PDMR	3,423	1,192	2,231

2. VESTING ON 9 MARCH 2018 OF 2015 PERFORMANCE SHARE AWARDS MADE UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 9 March 2015 and as announced on 8 February 2018, vested at 54% of maximum and settled on 9 March 2018. A minimum number of Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.  The number of shares acquired includes the dividend equivalent shares which participants receive on vested shares.

Name	Director/PDMR	Number of Ordinary Shares acquired	Number of Ordinary Shares sold at £13.2565 per share	Shares Retained
Olivier Bohuon	Chief Executive Officer	75,532	35,625	39,907
Rodrigo Bianchi	PDMR	22,759	0	22,759
Bradley Cannon	PDMR	10,744	3,899	6,845
Elga Lohler	PDMR	8,151	3,509	4,642
Cathy O'Rourke	PDMR	6,780	2,365	4,415
Cyrille Petit	PDMR	18,543	8,746	9,797
Glenn Warner	PDMR	19,010	6,611	12,399

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Olivier Bohuon
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Final vesting of Equity Incentive Awards granted on 9 March 2015 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.2565	13,497	£178,922.9805
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Awards granted on 9 March 2015		Price	Volume	Total
		£13.2565	75,532	£1,001.289.9580
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rodrigo Bianchi
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Final vesting of Equity Incentive Awards granted on 9 March 2015 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.2565	8,302	£110,055.4630
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Awards granted on 9 March 2015		Price	Volume	Total
		£13.2565	22,759	£301,704.6835
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bradley Cannon
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Final vesting of Equity Incentive Awards granted on 9 March 2015 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.2565	3,732	£49,473.2580
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Awards granted on 9 March 2015		Price	Volume	Total
		£13.2565	10,744	£142,427.8360
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Elga Lohler
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Final vesting of Equity Incentive Awards granted on 9 March 2015 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.2565	3,145	£41,691.6925
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Awards granted on 9 March 2015		Price	Volume	Total
		£13.2565	8,151	£108,053.7315
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cathy O'Rourke
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Final vesting of Equity Incentive Awards granted on 9 March 2015 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.2565	2,617	£34,692.2605
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Awards granted on 9 March 2015		Price	Volume	Total
		£13.2565	6,780	£89,879.0700
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cyrille Petit
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Final vesting of Equity Incentive Awards granted on 9 March 2015 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.2565	5,725	£75,893.4625
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Awards granted on 9 March 2015		Price	Volume	Total
		£13.2565	18,543	£245,815.2795
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Glenn Warner
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Final vesting of Equity Incentive Awards granted on 9 March 2015 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.2565	3,423	£45,376.9995
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Awards granted on 9 March 2015		Price	Volume	Total
		£13.2565	19,010	£252,006.0650
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc

Tel:  01923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 12, 2018

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary